Exhibit 99.3

FOR IMMEDIATE RELEASE

Village Farms International Reports First Quarter 2019 Results – Canadian

Cannabis Joint Venture, Pure Sunfarms, Achieves Second Consecutive Quarter

of Profitability

– Pure Sunfarms’ Triples Sales on a Sequential Quarter Basis to US$10.8 Million (CAD$14.4

Million) and Generates Net Income of US$8.6 Million (CAD$11.4 Million) –

Vancouver, BC, May 9, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced its financial results for the first quarter ended March 31, 2019. All figures are in U.S. dollars unless otherwise indicated.

Financial and Corporate Highlights for the First Quarter Ended March 31, 2019

(All comparable figures are for the first quarter ended March 31, 2018)

•

Net income before tax improved to positive US$12.1 million and included the contribution of positive net income from Pure Sunfarms Corp. (“Pure Sunfarms”) of US$4.3 million (CAD$5.7 million) (Village Farms’ share based on its 50% ownership). This compares with a net loss before tax of (US$1.4 million);

•	Sales including Pure Sunfarms contribution of US$5.4 million (CAD$7.2 million) (Village Farms’ 50% share) increased to US$37.3 million. This compares with US$29.5 million;

•	Earnings per share of US$0.16 per share compared to a loss per share of (US$0.03) per share.

•	EBITDA was US$1.3 million, and included the contribution from Pure Sunfarms of US$3.2 million (CAD$4.3 million) (Village Farms’ 50% share). This compares with US$1.8 million.

•	The Company’s common shares commenced trading on the Nasdaq Capital Market under the symbol “VFF”; and,

•	Subsequent to quarter end, completed a bought deal offering of 1,000,000 common shares at a price of CAD$20.00 per share for aggregate gross proceeds to the Company of CAD$20,000,000.

Recent Highlights for Village Farms’ Canadian Cannabis Joint Venture, Pure Sunfarms

•

Reported positive net income (before Village Farms’ 50% share) for the first quarter of 2019 of US$8.6 million (CAD$11.4 million) on sales (before Village Farms’ 50% share) of US$10.8 million (CAD$14.4 million);

•

Completed on schedule at the beginning of the second quarter (April) planting of Quadrants 1 and 4 of its 1.1 million square foot Delta 3 greenhouse operation in Delta, BC. As a result, the entire 1.03 million square feet of growing area at the Delta 3 facility is in production. Pure Sunfarms remains on track to achieve full run rate annual production of 75,000 kilograms at the Delta 3 greenhouse operation by mid-2019. Pure Sunfarms expects to have in-house extraction operations in place at the Delta 3 facility (scalable for the Delta 2 facility) before the end of 2019; and,

•

Exercised its option on the existing 1.1 million square foot Delta 2 greenhouse facility (the newer, nearly identical “sister” facility immediately adjacent to Delta 3), doubling projected annual production in 2021 to 150,000 kilograms.

Recent Highlights for Village Farms’ U.S. Hemp/CBD Program

•

Village Farms’ 65%-owned joint venture for outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction, Village Fields Hemp, commenced germination in preparation for planting more than 800 acres in three states (Virginia, North Carolina and South Carolina), which it anticipates beginning May 2019, with all acreage expected to be planted by mid-June 2019. Village Fields Hemp expects to commence harvesting in July 2019; and,

•

Village Farms continues to monitor developments related to House Bill 1325 in Texas, and if passed into law, will establish a Texas Hemp Program, providing a regulatory and licensing framework for the cultivation and processing of hemp, as well as for products made from hemp, including cannabidiol (CBD).

“We are thrilled to report that our Canadian cannabis joint venture, Pure Sunfarms, delivered its second consecutive quarter of profitability, with net income of US$8.6 million on sales of US$10.8 million as production at the 1.1 million square foot Delta 3 facility continued to ramp up on plan,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “The success of the Delta 3 facility, with quality, yield and cost continuing to meet expectations, and the resulting ability to rapidly achieve profitability, is further evidence of the considerable advantage of building a premier, large scale, vertically integrated grower on the foundation of the people, capabilities and know-how of Village Farms – a foundation that can only be achieved through decades of operational experience.”

Mr. DeGiglio added, “With the entire 1.1 million square foot Delta 3 facility now in production and poised to reach full run rate annual production mid-year, we expect Pure Sunfarms to deliver strong sales and earnings growth throughout the remainder of 2019. Moreover, the recent addition of the adjacent 1.1 million square foot Delta 2 facility, will double Pure Sunfarms’ production output, provides significant additional sales and earnings potential beginning next year. Furthermore, with the option period on the additional 2.6 million square foot Delta 1 facility having commenced in March, Pure Sunfarms has even greater potential for future expansion.”

“In the United States, we are moving quickly to capitalize on the significant opportunity in hemp and hemp-derived CBD. Our joint venture for outdoor hemp cultivation and extraction, Village Fields Hemp, will very shortly begin cultivation on more than 800 acres in three states. With extraction operations targeted to be in place this year, we expect to be selling CBD oil on a wholesale basis early next year, followed by white-labeled and branded products, as we pursue a vertically integrated consumer packaged goods strategy targeting our existing national big box and grocery customers, as well as other major retailers throughout the country, With our U.S. hemp/CBD program well underway, we are continuing to explore additional hemp opportunities in Mexico and Latin America.”

“Our significant cannabis and hemp-derived CBD opportunities come at a time when our legacy vegetable business is under increasing pressure from more and cheaper imports from Mexico. The repurposing of assets and redeployment of resources and capabilities for these nascent, large market opportunities with superior economics provides new, outsized growth potential as we pursue strategies in our vegetable business to be cost competitive for the long term and remain a leading supplier of produce to North America’s top grocery and big box retailers.”

Summary Statutory Results

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended March 31,
	2019	2018
Sales	$31,890	$29,490
Cost of sales	(31,582)	(25,902)
Selling, general and administrative expenses	(4,023)	(3,357)
Stock compensation expense	(1,409)	(118)
Change in biological asset (2)	(100)	(659)
Loss from operations	(5,224)	(546)
Interest expense, net	(607)	(598)
Foreign exchange gain	278	—
Other (expense) income, net	(132)	25
Share of income (loss) from joint venture	4,268	(237)
Gain on disposal of assets	13,566	—
(Provision for) recovery of income taxes	(4,501)	213
Net income (loss)	7,648	(1,143)
Consolidated EBITDA (3)	1,279	1,813
Earnings (loss) per share – basic	$0.16	($0.03)
Earnings (loss) per share – diluted	$0.15	($0.03)

Summary Results Including Pure Sunfarms on a Proportionate Basis

The following results reflect the Company’s proportionate share of the Pure Sunfarms joint venture operations, as this is the basis on which management bases its operating decisions and performance. For a reconciliation to the results in accordance with International Financial Reporting Standards (“IFRS”) refer to the “Reconciliation of IFRS to Proportionate Results” as presented below and in Management’s Discussion & Analysis (“MD&A”).

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended March 31,
	2019[1]	2018[1]
Sales	$37,290	$29,490
Cost of sales	(33,491)	(25,902)
Selling, general and administrative expenses	(5,932)	(3,692)
Change in biological asset (2)	2,952	(659)
Gain on disposal of assets	13,566	—
Net income (loss)	7,648	(1,143)
EBITDA(3)	$1,279	$1,813
Earning (loss) per share – basic	$0.16	($0.03)
Earning (loss) per share – diluted	$0.15	($0.03)

Notes:

(1)

The consolidated financial results above reflect the proportionate share of the Company’s share of revenues and expenses from its joint venture operations, as this is the basis which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and proportionate results.

(2)

Biological assets consist of the Company’s produce on the vines and Pure Sunfarms’ bud and trim on the plant at the period end. Details of the changes are described in note 6 of the Company’s annual consolidated financial statements year ended December 31, 2018.

(3)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Financial Highlights

(All amounts in U.S. Dollars unless otherwise indicated.)

Cannabis

The Company’s 50% share of sales of Pure Sunfarms for the three months ended March 31, 2019 was $5,400. Pure Sunfarms was not in production in the period ended March 31, 2018.

The Company’s share of net income for the three months March 31, 2019 was $4,298 versus a loss of ($237) for the three months ended March 31, 2018. Pure Sunfarms was not in production in the period ended March 31, 2018.

The Company’s share of EBITDA for the three months March 31, 2019 was $3,225 versus ($217) for the same period in 2018.

Vegetable

Sales for the three months ended March 31, 2019 increased by $2,400, or 8%, to $31,890 from $29,490 for the three months ended March 31, 2018. The increase in sales is primarily due an increase in supply partner revenue of 34% (or 26% in product volume) partially offset by a decrease in the average selling price of tomatoes. Net price for tomato pounds decreased (5%) for the three months ended March 31, 2019 versus the three months ended March 31, 2018 due to a depressed market caused by an oversupply. Pepper prices increased 22% over the comparable period in 2018, and cucumber prices decreased (3%) for the three months ended March 31, 2019 over the comparable period in 2018.

Cost of sales for the three months ended March 31, 2019 increased by ($5,680), or (22%), to $31,582 from $25,902 for the three months ended March 31, 2018; primarily due to an increase of ($3,489) in contract sales cost (due to the increased volume) and an increase in cost per pound from the Texas facilities. The increase is due to production issues that caused a decrease in production as well an increase in labor costs. The decrease in production caused an increase in cost per pound as a majority of the production costs are fixed so as production decreases cost per pound increase.

EBITDA for the three months ended March 31, 2019 decreased (62%) from the three months ended March 31, 2018, primarily as a result of a decrease in income from operations that was caused by production shortfall and labor increases at the Texas facilities resulted in decreased sales and an increase in cost per pound for product produced as the fixed costs were spread over less pounds.

Reconciliation of IFRS to Proportionate Results

The following tables are a reconciliation of the IFRS results to the proportionate results (which include the Company’s proportionate share of the Pure Sunfarms operations). Refer to the MD&A for further discussion and analysis of these results:

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
	Produce	Cannabis[4]	Total	Produce	Cannabis[4]	Total
Sales	$31,890	$5,400	$37,290	$29,490	$—	$29,490
Cost of sales	(31,582)	(1,909)	(33,491)	(25,902)	—	(25,902)
Selling, general and administrative expenses	(5,432)	(500)	(5,932)	(3,475)	(217)	(3,692)
Change in biological asset(5)	(100)	3,052	2,952	(659)	—	(659)
(Gain) loss on sale of assets	(13,566)	—	(13,566)	—	—	—
(Recovery of) provision for income taxes	2,731	1,770	4,501	(213)	—	(213)
Net (loss) income	3,350	4,298	7,648	(906)	(237)	(1,143)
EBITDA(6)	(1,922)	3,201	1,279	2,030	(217)	1,813
(Loss) earnings per share – basic and diluted	$0.07	$0.09	$0.16	($0.02)	($0.01)	($0.03)
(Loss) earnings per share – basic and diluted	$0.07	$0.08	$0.15	($0.02)	($0.01)	($0.03)

Notes:

(4)

The consolidated financial results above reflect the proportionate share of the Company’s share of revenues and expenses from its joint venture operations, as this is the basis which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and proportionate results.

(5)

Biological assets consist of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 5 of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2019.

(6)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% share of its joint venture Pure Sunfarms.

Conference Call

Village Farms’ management team will host a conference call tomorrow, Friday, May 10, 2019 at 11:00 a.m. ET (8:00 a.m. PT) to discuss its first quarter 2019 financial results. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at: https://bit.ly/2Zq1TKa.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 4478985 followed by the pound key. The telephone replay will be available until, May 17, 2019 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA)

greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established a joint venture, Village Fields Hemp USA, LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com